nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com

SEC MAIL PROCESSING RECEIVED MAY 03 2004 WASH. D.C. 155 SECTION

April, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

04024829

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on April-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

REPORT OF THE AUDIT COMMITTEE

1) Duties, competence and working of the Audit Committee

The main duties of Auditing and Control Committee is to support the Board of Directors in its surveillance and control duties. The most important of these duties is to ensure that generally accepted accounting principles are properly applied and to check that the internal control systems used when drawing up the individual and Consolidated Accounts are adequate and complete.

As a result of the enactment of the new rules on corporate transparency and governance, the rules governing the Committee are now to be included in the Bylaws. Thus, Article 25 of the Bylaws, which was included in the Bylaws as a result of a decision taken by the General Meeting of Shareholders held on 28 April 2003, is now worded as follows:

1. *"Inside the Board of Directors, an Auditing and Control Committee shall be set up - in accordance with the requirements laid down by Section 141 of the Companies Act - made up of at least three and at most five Directors appointed by the Board of Directors. The majority of the members of this Committee must be non-executive Directors.*

2. *The Chairman of the Auditing and Control Committee shall be appointed by the Committee itself from among its non-executive director members, and must be replaced every four years. He may be reelected once again after a year has elapsed since the end of his last term.*

3. *The Auditing and Control Committee shall have at least the following competencies:*

   a) *to report, through its Chairman, to the General Meeting of Shareholders on the issues that are put to it by the shareholders regarding matters that fall within the Committee's remit;*

   b) *to propose to the Board of Directors, for submission to the General Meeting of Shareholders, the appointment of the Auditor referred to in Section 204 of the Companies Act, as well as, whenever appropriate, the terms under which the Auditor is to be contracted, the scope of his professional mandate and the revocation or renewal of his appointment;*

   c) *to supervise the internal auditing services;*

d) to be informed about the financial information process and the internal control systems; and

e) to handle relations with the Auditor for receiving information regarding any issues that may put the Auditor's independence at risk, and any other issues relating to the process of performing the audit of the accounts, as well as to receive information and keep up the communications with the Auditor provided for under audit legislation and in technical auditing rules.

4. *The Committee shall meet at least once a quarter and whenever it is deemed appropriate, after been called by the Chairman, on his own decision or in response to a request made by two of the members of the Committee or of the Board of Directors.*

5. *The Audit and Control Committee shall have a quorum whenever at least half of its members are either present or represented; and it shall take its decisions by a majority vote of those present or represented. The Chairman shall have a casting vote.*

6. *The Board of Directors may develop and complete the above rules in its Regulations, in accordance with the terms of the Bylaws and the Act."*

2) Members of the Audit Committee

The Auditing and Control Committee has the following Members:

Chairman:	José de Nadal Capará - {Shareholder Director
Member:	Bernard s'Jacob - Independent
Member:	Luis F. Romero García – Independent

3) Relations with the Outside Auditors

The Parent company of the Group NH Hoteles has been audited since 1988. The main auditors, since that year, are listed below:

Year	Auditor
1986	Peat Marwick
1987	Peat Marwick
1988	Peat Marwick
1989	Peat Marwick
1990	Peat Marwick
1991	Peat Marwick
1992	Peat Marwick
1993	Arthur Andersen
1994	Arthur Andersen
1995	Arthur Andersen
1996	Arthur Andersen

1997	Arthur Andersen
1998	Arthur Andersen
1999	Arthur Andersen
2000	Andersen
2001	Andersen
2002	Deloitte & Touche
2003	Deloitte & Touche

The Consolidated Annual Accounts for 2003 have been audited by two reputed, independent firms:

- Deloitte & Touche is the main auditor. As such, it has issued the audit opinion for the Consolidated Annual Accounts, and has checked the accounts of the Companies in the Spain/Portugal, Mexico, MERCOSUR and Sotogrande Business Units, which account for 72% of assets and 53% of revenues.

- PriceWaterhouse Coopers has audited the Netherlands/Belgium, Germany and Austria/Switzerland Business Units, which account for 28% of assets and 47% of total revenues.

Deloitte & Touche (D&T) was appointed for a one-year term, as the Group's main auditor at the General Meeting of Shareholders of NH Hoteles held on 28 April 2003 and as auditor of the different Business Units listed above at their respective General Meetings of Shareholders held during the first half of 2003. This firms has been the Group's main auditor since 2002, although the partner in charge of the audit changed in 2003. The fees received by the firm for its auditing services for 2003 totaled 657,514 euros.

PriceWaterhouse Coopers (PWC) was appointed, also for a one-year term, as auditor of the Business Unites listed above at the respective General Meetings of Shareholders held during the first half of 2003. PWC has been the auditor of the Dutch, Belgian and Swiss Companies since 1998 and of the German and Austrian Companies since 2002. Fees for audit services for 2003 totaled 636,014 euros.

4) Content and results of the work of the Audit Committee

The Audit Committee has met 4 times during 2003, plus a further 3 meeting held during the first quarter of this year. The Committee has looked into the following matters:

a) Analysing and assessing, together with the outside auditors, of the Financial Statements for 2002 and 2003, checking that their audit opinion has been issued under conditions of complete independence.

b) Reviewing the regular public financial information prior to its being analysed and approved by the Board of Directors in order that it be

reliable, transparent and prepared applying consistent accounting principles and criteria.

c) Monitoring the Internal Audit Plan for 2003, examining its conclusions and the implementation, whenever applicable, of any corrective measures needed.

d) Identifying and analysing the different types of risk to which the activities of NH Hoteles are exposed. On the date this report was prepared a great deal of progress has been made on the work for cataloguing these risks and on designing different procedures for reducing their scope.

e) Monitoring the project for introducing a new common information system for all the business units which has enabled:

- The customer data base to be integrated
- The management of the human resources of the Group to be unified
- Single budgeting and regular management information models to be introduced
- A common front-office program to be introduced ajacis all the hotels
- Common buying platforms to be set up
- The Group's financial management to be centralised

f) Assessing, at regular intervals, compliance with the savings plan designed by management and the effects on the results of NH Hoteles. The target was 8 million euros for 2003. Savings actually achieved amounted to 9.3 million euros. In annualised terms, this represents 23.8 million euros.

g) Overseeing the changes made to the Company's Web page aimed at bringing it into line with the changes in the law on corporate transparency and governance.

h) Examining the Annual Report on Corporate Governance before it is sent to the Board of Directors for study and approval, emphasising in particular the analysis of the record of situations of Directors and Top Managers.

In this regard, the Committee has performed an analysis to check that those operations which are likely to involve a conflict of interest with any Administrator or Top Manager of the Group have been carried out correctly. This analysis has been extended to operations which, although they technically do not involve any conflict of interest of this kind, the Committee feels that their analysis is advisable.

This is the case of the operations carried out with the firm of architects, Cathnier, S.L. which is run by Mrs. Grenier - Gabriele Burgio's wife - involving designing, drawing up the project and managing the performance of certain construction jobs, mainly NHUBE and Fast Good.

The Committee found that the contracts had been made on an arms'-length basis and that they had also been analysed by the Appointments and Remunerations Committee.

i) Valuing the goodwill arising on the purchases of other companies and, in particular, the goodwill recorded in the accounts as a result of the purchase of the German Group Astron GmbH. As a result of this work, a special provision of almost 40 million euros has been set up to cover against any risks deriving from NH Hoteles' business activity in Germany and Austria.

j) Identifying, in collaboration with the Group's outside auditors, the main changes that are likely to be needed to be made to the Financial Statements of NH Hoteles as a result of the introduction of the International Accounting Standards (IAS). In this connection, the Audit Committee has carried out a preliminary evaluation of these effects and made a proposal for action which, in accordance with the criteria of maximum prudence applied in the financial management of the Group, has been approved by the Board of Directors.

The proposal approved means that, in accordance with said criterion of maximum prudence, only a part, which has yet to be defined, of the revaluation assignable to property assets (not including the land at Sotogrande that is to be sold) will be stated in the accounts. The market valuation assigned to each of the property assets has been determined by a reputed, independent quantity surveyor.

The first Annual Accounts that must be prepared in accordance with IAS shall be the 2005 accounts. Therefore, as at 31 December 2004, NH Hoteles shall have a set of financial statements that are in accordance with said standards, so that they may be compared with the Annual Accounts as at 31 December 2005.

5) Priorities for 2004

The priorities of this Committee for 2004 focus on the risk assessment mentioned in section d) above, on monitoring the plans for introducing the new computer systems and control and cost-cutting systems, as well as on making a final analysis of the effects that the introduction of the IAS on 1 January 2005 are likely to have on the Financial Statements of NH Hoteles.

To conclude this report, it should be pointed out that in order to carry out all the work mentioned above, this Committee has had access, whenever it has deemed this useful, to any outside professionals (auditors, appraisers or consultants) or members of the economic and financial management, internal auditors or management control it has deemed necessary.